                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:  December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

 MIKOHN GAMING CORPORATION
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Full Name of Registrant

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Former Name if Applicable

 1045 Palm Airport Drive
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Address of Principal Executive Office (Street and Number)

 Las Vegas, Nevada 89119
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

On September 2, 1998, Mikohn Gaming Corporation (the "Company") completed the closing of an Amended and Restated Credit Agreement (the "Credit Agreement"). This credit facility was funded by First Source Financial LLP and a consortium of lenders (the "Lenders") and consisted of a $13.5 million fixed rate term loan, a $67.5 million variable rate term loan, and a $5 million variable rate revolving line of credit. As of December 31, 1999, the Company was in non-compliance with certain covenants for which the Company has obtained waivers. Due to the nature of said covenants, however, the Company again anticipates being in non-compliance during 2000 which would result in the long-term debt becoming callable during the year. Because of this situation, the Company is currently in negotiations with the Lenders to amend the Credit Agreement to bring the Company into compliance with the covenants as amended. The Company hopes to obtain a favorable resolution within the extension period thereby obviating the necessity of reclassifying its long-term debt as a current liability in this Form 10-K filing.

The Company currently anticipates the filing of its annual report on Form 10-K to occur no later than 15 calendar days following the prescribed due date in accordance with Rule 12b- 25.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Burnardette Miller                     (702)             896-3890
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                    (Name)                (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company has not completed its 1999 financial statements and, therefore, cannot precisely quantify the change in results of operations from fiscal year 1998. For the twelve months ending December 31, 1999, the Company anticipates reporting revenues of $106.9 million as compared with $99 million for the same period in 1998. Gross profit for fiscal 1999 is estimated to be $52 million as compared to $38.9 million from the same period in 1998. The Company estimates that it will report a net profit of approximately $3.7 million for fiscal year 1999, as compared to a net loss of $8.0 million for the same period in 1998.

During 1999, the Company realigned the reporting of its business units. Accordingly, certain items of prior year revenue and expense will be reclassified to follow the Company's current reporting practice. Additionally, all intercompany activity will be eliminated. As such, amounts reported in prior years will be adjusted to be consistent with the Company's current reporting of intercompany activity.

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                          MIKOHN GAMING CORPORATION
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date March 31, 2000                          By /s/ Don W. Stevens
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                                                   Don W. Stevens
                                                   Executive Vice President
                                                   Treasurer, Principal
                                                   Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).